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                               October 19, 2023

       Steven Richards
       Chief Executive Officer
       Shimmick Corporation
       530 Technology Drive
       Suite 300
       Irvine, CA 92618

                                                        Re: Shimmick
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed October 5,
2023
                                                            File No. 333-274870

       Dear Steven Richards:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Business
       Our Projects, page 79

   1. We note your response to comment 1 of our letter. We note that you have provided an example of the services
provided by one joint venture partner. Please expand your
                                                        disclosure in this
section to disclose all of the services currently being provided by joint venture partners.
       2023 Omnibus Incentive Plan, page 105

   2. We note that you will enter into the 2023 Omnibus plan. Please file this pursuant to Item
                                                        601(b)(10) of
Regulation S-K.
 Steven Richards
Shimmick Corporation
October 19, 2023
Page 2
Item 16. Exhibits and Financial Statement Schedules, page II-2

3. Please file your executed Articles of Incorporation. Please see Item 601(b)(3) of
       Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                            Sincerely,
FirstName LastNameSteven Richards
                                                            Division of
Corporation Finance
Comapany NameShimmick Corporation
                                                            Office of Real
Estate & Construction
October 19, 2023 Page 2
cc:       Zachary Davis, Esq.
FirstName LastName